UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange
Act of 1934

(Amendment No. 8)*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.
14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 931427108	13D	(Page 2 of 13 Pages)

1	Name of Reporting Person Alliance Santé Participations S.A.
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF, WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 144,788,821
	8	Shared Voting Power 0
	9	Sole Dispositive Power 144,788,821
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.7% *
14	Type of Reporting Person (see instructions) CO

*	This calculation is based on 866,534,089 shares of Common Stock, par value $0.01 per share, outstanding as of June 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2020 filed with the Securities and Exchange Commission on July 9, 2020.

CUSIP No. 931427108	13D	(Page 3 of 13 Pages)

1	Name of Reporting Person NewCIP II S.à r.l.
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 144,788,821
	8	Shared Voting Power 0
	9	Sole Dispositive Power 144,788,821
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.7% *
14	Type of Reporting Person (see instructions) CO

*	This calculation is based on 866,534,089 shares of Common Stock, par value $0.01 per share, outstanding as of June 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2020 filed with the Securities and Exchange Commission on July 9, 2020.

CUSIP No. 931427108	13D	(Page 4 of 13 Pages)

1	Name of Reporting Person Stefano Pessina
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF, PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 146,113,290
	8	Shared Voting Power 0
	9	Sole Dispositive Power 146,113,290
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,113,290
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.9% *
14	Type of Reporting Person (see instructions) IN

*	This calculation is based on 866,534,089 shares of Common Stock, par value $0.01 per share, outstanding as of June 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2020 filed with the Securities and Exchange Commission on July 9, 2020.

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed by the Reporting Persons (as defined below) and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 8 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015, by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015, by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2016, by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2018, by Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on July 17, 2018, by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on November 5, 2019, and by Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on December 17, 2019 (as so amended, the “Existing Schedule 13D”).

Capitalized terms used in this Amendment No. 8 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The Reporting Persons currently intend to hold the shares of Common Stock, held of record by ASP and Pessina, for the long-term. However, the Reporting Persons will review on an ongoing and continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Reporting Persons (subject to applicable law, the contractual restrictions described herein and compliance with the Issuer’s securities trading policies and procedures binding on Pessina) may acquire additional shares of Common Stock or other securities of the Issuer or may sell shares of Common Stock or other securities of the Issuer.  Further, subject to applicable law, the contractual restrictions described herein and compliance with the Issuer’s securities trading policies and procedures binding on Pessina, the Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Common Stock or the economic or voting rights attached thereto.  Subject to applicable law, the contractual restrictions described herein and compliance with the Issuer’s securities trading policies and procedures binding on Pessina, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In his capacity as the Chief Executive Officer of the Issuer, Pessina takes an active role in working with the other senior members of the Issuer’s management on operational, financial and strategic initiatives. Accordingly, in the course of his duties, Pessina may consider matters related to items (a) through (j) of Schedule 13D and, subject to applicable law, fiduciary duties and contractual restrictions, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.  As a director, Pessina may also be asked to vote on or further discuss such matters.

On July 27, 2020, the Issuer announced that:

•	Pessina has informed the Issuer of his decision to step down from the role of Chief Executive Officer of the Issuer and, as a result, the Issuer will commence a search for a successor to Pessina as Chief Executive Officer, with Pessina continuing to serve as Executive Vice Chairman and Chief Executive Officer until a new Chief Executive Officer takes office;

•	James A. Skinner, the Issuer’s Executive Chairman of the Board, also has informed the Issuer of his decision to step down from that role when a new Chief Executive Officer takes office, while remaining on the Board to provide continuity to the Board during the management transition; and

•	when the new Chief Executive Officer takes office, the Board will appoint Pessina on an annual basis (subject to applicable law, including fiduciary duties), as Executive Chairman, provided that Pessina is a member of the Board of the Company at the time (and upon his initial appointment as Executive Chairman, Pessina would resign as Executive Vice Chairman).

The Issuer and Pessina have entered into a letter agreement with respect to certain of these matters and the foregoing description is qualified in its entirety by reference to the full text of the letter agreement, which is attached hereto as Exhibit N.

Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Annex A hereto, has any current intention, plan or proposal that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons or persons listed in Annex A hereto may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on 866,534,089 shares of Common Stock, par value $0.01 per share, outstanding as of June 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2020 filed with the Securities and Exchange Commission on July 9, 2020.

(a)	The Reporting Persons beneficially own an aggregate of 146,113,290 shares of Common Stock, which represent, in the aggregate, approximately, 16.9% of the outstanding shares of Common Stock. Of these: (i) 144,788,821 shares of Common Stock are held directly and of record by ASP; (ii) 182,707 shares of Common Stock are held directly and of record by Pessina; and (iii) 1,141,762 shares of Common Stock are subject to employee stock options granted to Pessina that are exercisable as of, or within 60 days after, the date of this Amendment No. 8. All such stock options are “out-of-the-money” having exercise prices in excess of US$ 40.51, being the closing price on July 24, 2020, the trading day immediately preceding the date of this Amendment No. 8. The number does not include 78,700 shares of Common Stock underlying restricted stock units awarded to Pessina (being 76,570 shares underlying restricted stock units awarded to Pessina on November 1, 2019 and 2,130 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units). The shares of Common Stock underlying these restricted stock units vest with respect to 25,498 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2020, with respect to 25,498 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2021, and with respect to 25,574 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2022, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b)	ASP has the sole power to vote and the sole power to dispose of the 144,788,821 shares of Common Stock held directly and of record by ASP, which shares represent approximately 16.7% of the outstanding shares of Common Stock. NewCIP II is the sole shareholder of ASP and Pessina holds 100% voting control over NewCIP II; accordingly each of NewCIP II and Pessina may be deemed to be the beneficial owner of the 144,788,821 shares of Common Stock held directly and of record by ASP. In addition, Pessina has the sole power to vote and the sole power to dispose of the 182,707 shares of Common Stock that he holds directly and of record, which shares represent approximately 0.02% of the outstanding shares of Common Stock. Finally, on their exercise, Pessina would have the sole power to vote and the sole power to dispose of the 1,141,762 shares of Common Stock that are subject to the employee stock options he holds that are exercisable as of, or within 60 days after, the date of this Amendment No. 8, which shares represent approximately 0.1% of the outstanding shares of Common Stock.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)	Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock during the last sixty (60) days.

(d)	Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit N.	Letter Agreement, dated July 23, 2020, by and between Stefano Pessina and Walgreens Boots Alliance, Inc. (incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on July 27, 2020 (file number 001-36759)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2020

Alliance Sante Participations S.A.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Administrateur (Director)

NewCIP II S.à r.l.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Manager

/s/ Stefano Pessina
Stefano Pessina

ANNEX A

Alliance Sante Participations S.A. and NewCIP II S.A r.l.

The directors of Alliance Santé Participations S.A. are the same individuals as the managers of NewCIP II S.à r.l.

Directors/Managers

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Co-Chief Operating Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: 2,148,010 shares of Common Stock; approximately 0.24% of outstanding shares.(1)(2)(3)

Jean-Paul Goerens

Personal Address:  6, Lacets Saint Léon, Monte Carlo, 98000 Monaco.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 4,000 shares of Common Stock; less than 0.01% of outstanding shares.(1)(4)

Simone Retter

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 1,100 shares of Common Stock; less than 0.01% of outstanding shares.(1)(4)

Other than the foregoing, neither Alliance Santé Participations S.A. nor NewCIP II S.à r.l. has any other directors, managers or executive officers.

Notes:

(1)	Ownership percentages are based on 866,534,089 shares of Common Stock, par value $0.01 per share, outstanding as of June 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2020 filed with the Securities and Exchange Commission on July 9, 2020.

(2)	The number includes:

•	1,718,000 shares of Common Stock held directly and of record by OLB Holdings Ltd., an exempted limited company incorporated in the Cayman Islands (“OLB”). OLB has sole voting and dispositive power with respect to the shares of Common Stock it holds. Ornella Barra owns 100% of the share capital and voting power of OLB and may be deemed to be the beneficial owner of the 1,718,000 shares of Common Stock held by OLB.

•	52,739 shares of Common Stock held directly and of record by Ornella Barra, with respect to which she has sole voting and dispositive power.

•	377,271 shares of Common Stock subject to employee stock options granted to Ornella Barra that are exercisable as of, or within 60 days after, the date of this Amendment No. 8. All such stock options are “out-of-the-money” having exercise prices in excess of US$ 40.51, being the closing price on July 24, 2020, the trading day immediately preceding the date of this Amendment No. 8.

(3)	The number does not include:

•	22,134 shares of Common Stock underlying restricted stock units awarded to Ornella Barra (being 21,535 shares underlying restricted stock units awarded to Ornella Barra on November 1, 2019 and 599 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units). The shares of Common Stock underlying these restricted stock units vest with respect to 7,171 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2020, with respect to 7,171 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2021, and with respect to 7,193 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2022, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

•	26,202 shares of Common Stock underlying restricted stock units awarded to Ornella Barra (being 25,681 shares underlying restricted stock units awarded to Ornella Barra on December 10, 2019 and 521 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units). The shares underlying these restricted stock units vest with respect to 12,840 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on September 1, 2020 and with respect to 12,841 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on September 1, 2021, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

(4)	Each of Mr. Goerens and Ms. Retter has sole voting and dispositive power with respect to the shares of Common Stock he or she holds.

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated December 31, 2014, by and among, AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A. and Stefano Pessina. *

Exhibit B	Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on June 19, 2012 (file number 001-00604))

Exhibit C	Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Original Issuer on August 6, 2012 (file number 001-00604)).

Exhibit D	Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on August 6, 2014 (file number 001-00604)).

Exhibit E	Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. *

Exhibit F	Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina. *

Exhibit G	First Amendment to Joint Filing Agreement, dated as of November 4, 2016, by and among Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited), Alliance Santé Participations S.A., NEWCIP S.A., and Stefano Pessina. **

Exhibit H	Stock Purchase and Sale Agreement, dated October 31, 2016, by and among KKR Sprint (2006) Limited, KKR Sprint (European II) Limited, KKR Sprint (KPE) Limited, KKR European Co-Invest Fund I, L.P., KKR Reference Fund Investments L.P., KKR Associates Reserve LLC, KKR Associates 2006 (Overseas), Limited Partnership and Sprint Co-Invest 2 L.P., as sellers, and Alliance Santé Participations S.A., as purchaser. **

Exhibit I	Assignment Agreement, dated January 15, 2018, by and between Stefano Pessina and Alliance Santé Participations S.A. ***

Exhibit J	Loan Agreement, dated January 15, 2018, by and between Stefano Pessina, as lender, and Alliance Santé Participations S.A., as borrower. ***

Exhibit K	Share Purchase Agreement, dated July 16, 2018, by and between Ornella Barra and Alliance Santé Participations S.A. ****

Exhibit L	Loan Agreement, dated July 16, 2018, by and between Alliance Finance Ltd., as lender, and Alliance Santé Participations S.A., as borrower. ****

Exhibit M.	Joint Filing Agreement, dated December 17, 2019, by and among, Alliance Santé Participations S.A., NEWCIP S.A. (in liquidation), NewCIP II S.à r.l. and Stefano Pessina. *****

Exhibit N.	Letter Agreement, dated July 23, 2020, by and between Stefano Pessina and Walgreens Boots Alliance, Inc. (incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on July 27, 2020 (file number 001-36759)).

*	Filed with original Schedule 13D, dated December 31, 2014.
**	Filed with Amendment No.3 to Schedule 13D, dated November 4, 2016.
***	Filed with Amendment No.4 to Schedule 13D, dated January 17, 2018.
****	Filed with Amendment No.5 to Schedule 13D, dated July 17, 2018.
*****	Filed with Amendment No.7 to Schedule 13D, dated December 17, 2019.